SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

Laureate Education, Inc.
(Name of Issuer)

Class A Common Stock, $0.004 par value
(Title of Class of Securities)

518613203
(CUSIP Number)

Brian Carroll
 c/o Laureate Education, Inc.
650 S. Exeter Street
Baltimore, Maryland 21202
(410) 843-6100

Copy to:

Doug Warner, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1	NAMES OF REPORTING PERSONS
SPG GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,819,453 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,819,453 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,819,453 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0% (See Note 5)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 3,837 shares of Class B Common Stock, 1,260,504 shares of Convertible Redeemable Preferred Stock (Series A), 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 3,552,293 shares of Class B Common Stock held through Wengen.  For additional information, see Note 5.

1	NAMES OF REPORTING PERSONS
Snow Phipps Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,385,904 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,385,904 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,385,904 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7% (See Note 5)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 3,507 shares of Class B Common Stock, 1,148,739 shares of Convertible Redeemable Preferred Stock (Series A), 2,577 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 3,231,081 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAMES OF REPORTING PERSONS
SPG Co-Investment, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,265 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,265 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,265 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
< 0.1% (See Note 5)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 3,782 shares of Convertible Redeemable Preferred Stock (Series A), and 17,483 shares of Class B Common Stock held through Wengen.  For additional information, see Note 5.

1	NAMES OF REPORTING PERSONS
Snow Phipps Group (B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,134 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,134 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,134 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
< 0.1% (See Note 5)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 34 shares of Class B Common Stock, 11,036 shares of Convertible Redeemable Preferred Stock (Series A), 25 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 31,040 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAMES OF REPORTING PERSONS
Snow Phipps Group (Offshore), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
141,780 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
141,780 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
141,780 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
< 0.1% (See Note 5)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 133 shares of Class B Common Stock, 37,129 shares of Convertible Redeemable Preferred Stock (Series A), 83 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 104,434 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAMES OF REPORTING PERSONS
Snow Phipps Group (RPV), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
228,391 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
228,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
228,391 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (See Note 5)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 183 of Class B Common Stock, 59,819 shares of Convertible Redeemable Preferred Stock (Series A), 134 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 168,255 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAMES OF REPORTING PERSONS
Ian Snow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,819,453 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,819,453 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,819,453 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0% (See Note 5)

14	TYPE OF REPORTING PERSON
IN

(1) Represents 3,837 shares of Class B Common Stock, 1,260,504 shares of Convertible Redeemable Preferred Stock (Series A), 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 3,552,293 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAMES OF REPORTING PERSONS
Snow Phipps Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,656 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,656 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,656 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
< 0.1% (See Note 5)

14	TYPE OF REPORTING PERSON
OO

(1) Represents 3,837 shares of Class B Common Stock and 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors. For additional information, see Note 5.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 650 S. Exeter Street, Baltimore, Maryland, 21202.

Item 2.	Identity and Background.

SPG GP, LLC is the general partner of Snow Phipps Group (Offshore), L.P., Snow Phipps Group (B), L.P., Snow Phipps Group, L.P., Snow Phipps Group (RPV), L.P., and SPG Co-Investment, L.P. (collectively, the “Snow Phipps Limited Partners”). Ian Snow is the sole managing member of SGP GP, LLC.  Snow Phipps Group, LLC is the investment manager of the Snow Phipps Limited Partners, LLC and Ian Snow is the sole managing member of Snow Phipps Group, LLC.  SPG GP, LLC, the Snow Phipps Limited Partners, Snow Phipps Group, LLC, and Ian Snow are collectively referred to as the “Reporting Persons”.

Item 3.	Source and Amount of Funds or Other Considerations.

The information set forth in Item 6 of this Statement is hereby incorporated by reference into this Item 3.

Certain investors, including certain investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), Point 72 Asset Management, L.P. (together with its affiliates, including Cohen Private Ventures, LLC, “CPV”), Bregal Investments, Inc. (together with its affiliates, “Bregal”), StepStone Group LP (together with its affiliates, “StepStone”), Sterling Fund Management, LLC (together with its affiliates and investment funds managed by it, “Sterling”) and Snow Phipps Group, LLC (together with its affiliates, “Snow Phipps” and, collectively with KKR, CPV, Bregal, StepStone and Sterling, the “Wengen Investors”) hold interests in the Issuer through Wengen Alberta, Limited Partnership (“Wengen”).  Wengen acquired its interests in the Issuer in August 2007 in a leveraged buyout for an aggregate total purchase price of $3.8 billion, including $1.7 billion of debt, all of which has been refinanced or replaced.

On December 4, 2016, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with certain investors, including Snow Phipps and the other investors party thereto pursuant to which the Issuer agreed to issue and sell to those investors a new series of its Convertible Redeemable Preferred Stock, Series A (“Series A Preferred Stock”), in a private offering.  Snow Phipps Group, L.P., SPG Co-Investment, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group (Offshore), L.P., and Snow Phipps Group (RPV), L.P. acquired 13,700, 45, 131, 442, and 712 shares of Convertible Redeemable Preferred Stock, Series A, respectively, for a purchase price of $1,000 per share.  The aggregate funds used in connection with the purchase by Snow Phipps was approximately $15 million, which were provided from general funds available to the Reporting Persons, including capital contributions from investors.

On February 6, 2017, the Issuer completed an initial public offering (the “IPO”) of Class A Common Stock, the proceeds of which are primarily intended to be used to repay certain indebtedness of the Issuer. In connection with the IPO, the Issuer effected a recapitalization of its common stock into two classes of common stock, Class A Common Stock and Class B Common Stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which Class B Common Stock is convertible on a one-for-one basis into shares of Class A Common Stock at the option of the holder or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Wengen Securityholders Agreement (defined below), the Preferred Stockholders Agreement (defined below) the other documents described herein, and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the documents described above, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Class A Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Ian K. Snow, the chief executive officer and co-founding partner of Snow Phipps, is currently a member of the board of directors of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 127,456,776 shares of Class A Common Stock, which represents, in the aggregate, approximately 78.5% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, (the “Exchange Act”), as a result of their indirect ownership of Class B Common Stock through Wengen, their ownership of Series A Preferred Stock, their ownership of Class B Common Stock, and their ownership of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors.

Wengen beneficially owns an aggregate of 126,189,616 shares of Class B Common Stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors composed of Douglas L. Becker and other representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors and certain of their affiliates may be deemed to have shared voting power over the 126,189,616 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations.  As a result of such provisions, of the 126,189,616 shares of Class B Common Stock held by Wengen, Snow Phipps Group, L.P., SPG Co-Investment, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group (Offshore), L.P., and Snow Phipps Group (RPV), L.P. may be deemed to have voting and investment power over 3,231,081, 17,483, 31,040, 104,434, and 168,255 shares of Class B Common Stock owned directly by Wengen, respectively.

In addition, Snow Phipps Group (Offshore), L.P., Snow Phipps Group (B), L.P., Snow Phipps Group, L.P. and Snow Phipps Group (RPV), L.P. beneficially own 2,819 shares of Class B Common Stock as a result of contractual arrangements with Mr. Snow. Mr. Snow disclaims any beneficial ownership of any securities held by Snow Phipps Group (Offshore), L.P., Snow Phipps Group (B), L.P., Snow Phipps Group, L.P. and Snow Phipps Group (RPV), L.P., except to the extent of his pecuniary interest therein.

The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 below. Based on information provided by the Issuer, an aggregate of 1,328,366 shares of Class B Common Stock was subject to such voting proxy as of January 31, 2017.

In addition, Snow Phipps Group, L.P., SPG Co-Investment, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group (Offshore), L.P., and Snow Phipps Group (RPV), L.P. own 13,700, 45, 131, 442, and 712 shares of Series A Preferred Stock, respectively, which are convertible into shares of Class A Common Stock in accordance with the Certificate of Designations of the Series A Preferred Stock (the “Certificate of Designations”), as further described below in Item 6.  As a result of such ownership of the Series A Preferred Stock, each of Snow Phipps Group, L.P., SPG Co-Investment, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group (Offshore), L.P., and Snow Phipps Group (RPV), L.P.  may be deemed to be the beneficial owners of an additional 1,148,739, 3,782, 11,036, 37,129, and 59,819 shares of Class A Common Stock, respectively, assuming conversion of the Series A Preferred Stock at a price equivalent to 85% of the price of the Class A Common Stock sold in the IPO.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of number of shares of Class A Common Stock, which includes (1) 35,000,000 shares of Class A Common Stock issued upon the closing of the IPO, (2) 1,260,504 shares of Class A Common Stock that the Reporting Persons may acquire upon the conversion of the Series A Preferred Stock, (3) 126,189,616 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen, (4) 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and (5) 3,837 shares of Class B Common Stock.  The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.

Wengen, the other Wengen Investors and certain of their affiliates will separately make Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

None of the other persons named in Item 2 beneficially owns any shares of Class A Common Stock.

(c)  Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein other than, with respect to the securities held directly by Wengen, the Wengen Investors and the other investors in Wengen and their respective affiliates.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Lock Up Agreement

In connection with the IPO, Wengen and certain officers and directors of the Issuer entered into a lock-up agreement and agreed with the underwriters, subject to certain exceptions, not to (i) offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or (ii) make any demand for or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for the Common Stock (other than a demand under any registration rights agreement with the Issuer in effect on the date of lock-up, for registration of securities after the expiration of the lock-up), in each case, during the period from the date of the lock-up agreement continuing through the date 180 days after January 31, 2017 (the “Lock-Up Period”), except with the prior written consent of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc.

The foregoing description of the lock-up agreement is qualified in its entirety by reference to the form of the lock-up agreement, which is filed as Exhibit I to this Schedule 13D and incorporated by reference herein.

Wengen Securityholders’ Agreement

In connection with the consummation of the IPO, the Issuer entered into the Amended and Restated Securityholders Agreement, dated as of February 6, 2017 (the “Wengen Securityholders Agreement”), with Wengen, Wengen GP and the investors in Wengen, including the Wengen Investors.  Such agreement will terminate with respect to any investor in Wengen at such time as such investor no longer owns any Common Stock either indirectly through Wengen or directly as a result of a distribution of shares of Common Stock from Wengen, or, following the second anniversary of the IPO, upon notice to Wengen if such investor ceases to beneficially own at least one percent of the outstanding Common Stock.

Board Designation Rights

In general, the Wengen Securityholders Agreement provides, among other things, that until such time as Wengen or its investors cease to own 40% of the Issuer’s Common Stock, Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate a number of directors to the Issuer’s board of directors equal to Wengen’s and its investors’ proportionate share of the economic ownership of the Issuer’s Common Stock (the “Wengen Directors”), and the size of the board of directors of the Issuer may not be increased or decreased without the approval of the majority in interest of the investors in Wengen.  The agreement further provides that KKR, Sterling, Bregal and CPV will each have the right to designate one such Wengen Director to the Issuer’s board of directors, in each case, until such time as such investor ceases to beneficially own a minimum of 5,357,143 shares of Common Stock.  The remaining Wengen Directors will be designated by Wengen GP, as chosen by a vote of the majority in interest of the investors in Wengen.  Initially, the Wengen Directors consist of Steven Taslitz (as the designee of Sterling), William Cornog (as the designee of KKR), Andrew Cohen (as the designee of CPV) and Quentin Van Doosselaere (as the designee of Bregal), as well as Brian Carroll, Pedro del Corro and Ian Snow, as the remaining designees.  Wengen GP has further agreed to cause all shares of Wengen to be voted in favor of the Wengen Directors identified by each of KKR, Sterling, Bregal and CPV and also to vote all shares of Common Stock owned by Wengen to elect Mr. Douglas Becker as a director of the Issuer, so long as he remains the Chief Executive Officer of the Issuer.

Restrictions on Transfer

Following the conclusion of the Lockup Period described above and provided the Preferred Priority Date (as defined below) has occurred, the Wengen Securityholders’ Agreement generally provides that (i) in connection with any sale pursuant to the Laureate Registration Rights Agreement (as defined below), unless notified by any investor in Wengen that such investor does not desire for Wengen to sell the shares of Common Stock held by Wengen attributable to such investor, Wengen GP shall cause to be registered and sold up to a number of shares of Common Stock on behalf of each investor allocable to such investor’s underlying interest in Wengen, subject to pro rata cutbacks and (ii) the investors in Wengen can, with respect to their underlying ownership of Common Stock through Wengen, (a) prior to dissolution of Wengen and assuming Wengen has obtained any approvals required by law to enable Wengen to own less than 75% of the Common Stock, cause Wengen to transfer or sell such shares of Common Stock or transfer to such investor Common Stock for purposes of a transfer or sale by such investor, subject to limitations, or, (b) in the event Wengen has been dissolved, transfer or sell the shares of Common Stock received by such investors upon such dissolution, in each case, pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to a block trade or underwritten offering pursuant to the Laureate Registration Rights Agreement; provided that, in the case of certain investors in Wengen other than the Wengen Investors, any transfers not pursuant to a registration statement are subject to a maximum aggregate sales amount not to exceed one percent of the outstanding Class A Common Stock during any three month period.  The Issuer has agreed to apply for and use best efforts to obtain regulatory approvals, if applicable, to enable Wengen to be dissolved.  For a period through the third anniversary of the IPO (subject to extension for an additional one-year period), all sales by Wengen at the direction of investors in Wengen (or by investors in Wengen of shares received from Wengen), and with respect to Mr. Becker, all sales of Common Stock, will be subject to the oversight (or in the case of Mr. Becker, approval) of a coordination committee of the board of directors of the Issuer, initially composed of the Wengen Directors.

Conversion of Class B Shares

Shares of Class B Common Stock held by Wengen are convertible on a one-for-one basis into shares of Class A Common Stock (i) as determined by Wengen GP, (ii) upon transfers (other than certain transfers related to inheritance and estate planning) or (iii) in the event Wengen owns less than 15% of the Issuer’s Common Stock, in each case, in accordance with the Issuer’s Amended and Restated Certificate of Incorporation.  As set forth in the Issuer’s Amended and Restated Certificate of Incorporation, Class A Common Stock and Class B Common Stock will each convert automatically into a single class of common stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 15% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.  The Issuer has agreed not to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation described in this paragraph without the approval of 75% in interest of the investors in Wengen.

Pass-Along Voting and Disposition Rights

The Wengen Securityholders Agreement provides that if Wengen is requested or required to vote in its capacity as a shareholder of the Issuer on any acquisition, merger or a sale of all or substantially all of the assets of the Issuer, Wengen GP will cause Wengen to vote all of the shares of Common Stock held by it in accordance with the instructions of each Wengen Investor, as if such investor held such shares of Common Stock directly.  In addition, the agreement provides that if Wengen is asked by the Issuer or any other person to tender or sell shares of Common Stock, Wengen must act in accordance in the instructions of each Wengen Investor as if such investor held such shares of Common Stock directly.  Further, Wengen GP shall designate the Wengen Directors (other than those designated individually by any of KKR, Sterling, Bregal or CPV), at the direction of the majority in interest of the investors in Wengen.

The foregoing description of the Wengen Securityholders Agreement is qualified in its entirety by reference to the Wengen Securityholders Agreement, which is filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

Registration Rights Agreement

In connection with the IPO, the Issuer, Wengen, Wengen GP and the other parties thereto entered into the Amended and Restated Registration Rights Agreement, dated as of February 6, 2017 (the "Laureate Registration Rights Agreement"), pursuant to which Wengen and the investors in Wengen have been granted certain registration rights with respect to their shares of Common Stock. The Laureate Registration Rights Agreement grants Wengen, and any investors in Wengen, acting together to demand, up to a total of ten requests in the aggregate, registration of Common Stock, so long as such investors own 10% or more of the Common Stock held by Wengen and any investors in Wengen (including following the dissolution of Wengen), in the aggregate, or expect to receive proceeds in excess of $100 million, in the aggregate (or $50 million, in the aggregate, in the case of a shelf take-down), beginning 180 days following the completion of the IPO. In the event that the Issuer registers any of its Common Stock pursuant to the Laureate Registration Rights Agreement, Wengen, the investors in Wengen and management (pursuant to a provision in the Management Stockholder’s Agreements (defined below)) have a “piggyback right” which allows them to require the Issuer to use its reasonable best efforts to include shares of Common Stock held by them in such registration, subject to certain limitations. If requested by the managing underwriter in connection with any underwritten offering made pursuant to a registration statement filed pursuant to the Laureate Registration Rights Agreement, each party will agree not to effect any sales of securities of the Issuer or to give a demand notice, in each case, during the period commencing on the date of the request and continuing for not more than 90 days after the date of such offering, subject to an extension period, if applicable. The Laureate Registration Rights Agreement also provides for the Issuer’s payment of certain expenses in connection with the filing of any such registration statements and the indemnification of Wengen, the investors in Wengen and management in connection with the registration of their securities.

The foregoing description of the Laureate Registration Rights Agreement is qualified in its entirety by reference to the Laureate Registration Rights Agreement, which is filed as Exhibit D to this Schedule 13D and incorporated by reference herein.

Certificate of Designations for Series A Preferred Stock

Pursuant to the Subscription Agreement, Snow Phipps Group, L.P., SPG Co-Investment, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group (Offshore), L.P., and Snow Phipps Group (RPV), L.P. acquired 13,700, 45, 131, 442, and 712 shares of Convertible Redeemable Preferred Stock, Series A, respectively. The shares of Series A Preferred Stock are governed by a Certificate of Designations, which provides, among other things:

Dividends

Dividends compound quarterly and, if not paid in shares of Series A Preferred Stock on a quarterly basis or in cash, accrue when, as and if declared by the board of directors of the Issuer, on each share of Series A Preferred Stock as follows: (i) from the issue date and continuing through and including the second anniversary of the issue date, 10.0% per year; (ii) from the second anniversary of the issue date and continuing through and including the third anniversary of the issue date, 13.0% per year; and (iii) from the third anniversary of the issue date and thereafter, 16.0% per year. Unless the Issuer elects to pay the dividend in cash, dividends are automatically paid to the holder thereof in shares of Series A Preferred Stock or accrue. For any period in which dividends on the Series A Preferred Stock are paid in cash, the dividend rate is reduced by 75 basis points.

Liquidation Rights

The Series A Preferred Stock will, with respect to its special and relative rights and preferences, including conversion, redemption, payment of dividends and distributions of assets, rank senior to all Junior Securities (as defined therein). The holders of shares of Series A Preferred Stock are entitled to the payment of their liquidation preference in cash in certain circumstances, including upon the sale of the Issuer or the sale of all or substantially all of the Issuer’s assets, and upon a change in control of Wengen. If, upon a sale of the Issuer, the consideration received by the holders of the Issuer’s Common Stock consists of or includes equity securities in a publicly traded company with (i) a market capitalization of at least $5 billion and (ii) a public float of at least $2 billion, in each case on a pro forma, post-transaction basis, the holders of the Series A Preferred Stock receipt of such holders’ pro rata portion of such equity securities (plus any related cash payments) will satisfy in full the Issuer’s liquidation preference payment obligation.

Conversion

The Series A Preferred Stock is convertible in shares of Class A Common Stock (i) at the election of the holder upon the closing of a sale of the Issuer or Wengen or when Wengen ceases to control the Issuer (an “Exit Event”) or (ii) by the Issuer or the holder at any time after the IPO commencing on the earlier to occur of one day following the first anniversary of the IPO and the time immediately prior to the effectiveness of a registration statement in connection with certain offerings following the IPO and shall be automatically converted into shares of Class A Common Stock to the extent outstanding on the date that is one day following the first anniversary of the IPO, subject to an extension of such period in certain circumstances, in each case, subject to all the terms and conditions as set forth in the Certificate of Designations.

Each share of Series A Preferred Stock is convertible into a number of shares of Class A Common Stock equal to the $1,000 issue amount per share plus any accrued and unpaid dividends divided by a conversion price that is the lesser of $11.90 per share or 0.85 multiplied by the 30 day trailing price per share of the Class A Common Stock prior to the conversion date, provided that in no case shall the conversion price be less than $10.50, or, in connection with an Exit Event, into a number of shares of Class A Common Stock equal to the $1,000 issue amount per share plus any accrued and unpaid dividends divided by a conversion price equal to 0.85 multiplied by the implied equity value per share of Class A Common Stock at the closing of such transaction, in each case, subject to all other terms and conditions as set forth in the Certificate of Designations.

Redemption

The Series A Preferred Stock is redeemable at the option of the Issuer, provided that the 30 day trailing price per share of the Class A Common Stock is at or below 85% of the price per share of Class A Common Stock in the IPO, or, following the fifth anniversary of the issue date, at the request of the holder, in each case, at a redemption price per share equal to 115% of the sum of the $1,000 issue amount per share plus any accrued and unpaid dividends and subject to all other terms and conditions as set forth in the Certificate of Designations.  If the Issuer fails to redeem the shares of Series A Preferred Stock when required after the fifth anniversary of the issue date, the Issuer has made further agreements with the holders with respect to structuring of additional refinancing or sale transactions, each as further described in the Certificate of Designations.

Voting Rights; Protective Provisions

The holders of shares of Series A Preferred Stock do not have any voting rights except as required by law and with respect to certain extraordinary actions, including, among others, (i) with respect to the entry by the Issuer into certain transactions with affiliates, (ii) the payment of any dividend or other distribution on shares of Class A Common Stock, (iii) amendment or repeal of any provision of the Issuer’s Certificate of Incorporation or Bylaws so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock, including any amendment that would increase or decrease the authorized number of shares of Series A Preferred Stock, and (iv) if it is not a follow-on public offering after the IPO in which the holders of the Series A Preferred Stock receive net proceeds not less than the Priority Amount, the initiation of the first public offering of Common Stock following the IPO.  For purposes of the provisions of the Certificate of Designations and related documents, “Priority Amount” generally means shares of Class A Common Stock in a dollar amount equal to, as of any date of determination, the greater of (a) 25% of the aggregate offering price of all Class A Common Stock proposed to be offered and sold in the first follow-on public offering following the IPO and (b) $275 million.

The foregoing description of the Certificate of Designations is qualified in its entirety by reference to the Certificate of Designations, which is filed as Exhibit E to this Schedule 13D and incorporated by reference herein.

Preferred Stockholders Agreement

In connection with the transactions contemplated by the Subscription Agreement, the Issuer entered into a Stockholders Agreement, dated as of December 20, 2016 (the “Preferred Stockholders Agreement”), with Wengen, KKR, Snow Phipps, and the other investors party thereto. The Preferred Stockholders Agreement provides, among other things, that the shares of Series A Preferred Stock have tag along rights with respect to any proposed transfer of shares of the Issuer’s Common Stock by Wengen. The tag along rights terminate upon the earlier to occur of (x) the redemption of all of the shares of Series A Preferred Stock in accordance with the terms of the Certificate of Designations and (y) the earlier of (A) the date on which the closing of the Issuer’s first follow-on public offering following the IPO in which the holders of the Series A Preferred Stock receive net proceeds not less than the Priority Amount (as defined in the Certificate of Designations) is consummated and (B) if then converted, the date which is 120 days (or if a registration is suspended, postponed or otherwise not available pursuant to the terms of the Series A Registration Rights Agreement (defined below), then an additional number of days equal to the length of such suspension, postponement or lack of availability) after the date on which an amount of Class A Common Stock issued upon conversion of the Series A Preferred Stock equal to or more than the Priority Amount has been registered pursuant to an effective registration statement in accordance with the terms of the Series A Registration Rights Agreement, or if earlier, the date on which at least the Priority Amount under such registration statement has been sold (the “Preferred Priority Date”).  Until the Preferred Priority Date, Wengen and, with certain exceptions, Douglas L. Becker, may not offer, sell or otherwise transfer any equity securities of the Issuer.

The foregoing description of the Preferred Stockholders Agreement is qualified in its entirety by reference to the Preferred Stockholders Agreement and Certificate of Designations, which are filed as Exhibit E and Exhibit F to this Schedule 13D and incorporated by reference herein.

Series A Registration Rights Agreement

In connection with the issuance to certain investors of the Series A Preferred Stock, the Issuer entered into a Registration Rights Agreement, dated as of December 20, 2016 (the “Series A Registration Rights Agreement”), with Wengen, Douglas L. Becker, KKR, Snow Phipps and the other investors party thereto.  Pursuant to the Series A Registration Rights Agreement, the holders of the shares of Series A Preferred Stock are entitled to certain demand registration rights following conversion of the shares or within 45 days of the shares becoming required or entitled to be converted. The holders of Series A Preferred Stock also have certain piggyback registration rights with respect to registration statements and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

For underwritten offerings, the holders of the Series A Preferred Stock have priority to participate in any demand or piggyback registration up to the Priority Amount or until the Priority Amount is satisfied. Once the Priority Amount is registered or satisfied, the shares of the holders of the Series A Preferred Stock, Wengen and certain other stockholders with registration rights will then be included in the registration on a pro rata basis based upon the number of shares requested to be included in the offering, followed by the shares of the Issuer requested to be included in the offering; provided, however, that the shares of the Issuer will have priority over the shares of the holders of the Series A Preferred Stock, Wengen and certain other stockholders with registration rights for underwritten piggyback registrations initiated by the Issuer.

The Issuer will bear the expenses incurred in connection with the filing of any such registration statements in connection with the exercise of demand and piggyback registration rights by the holders of the Series A Preferred Stock.

The foregoing description of the Series A Registration Rights Agreement is qualified in its entirety by reference to the Series A Registration Rights Agreement, which is filed as Exhibit G to this Schedule 13D and incorporated by reference herein.

Management Stockholder’s Agreements

Each of the stockholders of the Issuer who are employees or directors or former employees or directors of the Issuer has entered into a stockholder’s agreement (the “Management Stockholder’s Agreements”) with the Issuer and Wengen that gives Wengen a proxy to vote such holder’s shares of the Issuer’s Class B common stock.

Subsequent to the IPO, the Management Stockholder’s Agreements permit each of the stockholders of the Issuer who are employees or directors or former employees or directors of the Issuer to participate in any sale of the Issuer’s common stock by Wengen or any of the investors in Wengen that is registered under the Securities Act, subject to customary underwriters’ restrictions including pro rata reduction and execution of customary custody and lockup agreements. The piggyback registration rights provided in the Management Stockholder’s Agreements expire upon a change in control of the Issuer. The registration rights also provide for the Issuer’s indemnification of the stockholders and their affiliates in connection with the “piggyback” registration of their securities.

The foregoing description of the Management Stockholder’s Agreements is qualified in its entirety by reference to the Form of Management Stockholder’s Agreement, which is filed as Exhibit H to this Schedule 13D and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of February 16, 2017, by and among the Reporting Persons.

Exhibit B	Amended and Restated Certificate of Incorporation of Laureate Education, Inc. (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form S-1/A filed on January 31, 2017).

Exhibit C
Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among the Issuer, Wengen, Wengen GP and its investors party thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit D
Amended and Restated Registration Rights Agreement, dated as of February 6, 2017, among the Issuer, Wengen GP, Wengen, and the other parties thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit E	Certificate of Designations of Convertible Redeemable Preferred Stock, Series A of the Issuer (incorporated herein by reference to Exhibit 3.3 to the Issuer’s Form S-1/A filed on January 10, 2017).

Exhibit F
Form of Stockholders Agreement by and among the Issuer, Wengen and the investors party thereto (incorporated herein by reference to Exhibit 10.65 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit G
Form of Registration Rights Agreement by and among the Issuer, Wengen, Douglas L. Becker and the investors party thereto (incorporated herein by reference to Exhibit 10.64 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit H	Form of Management Stockholder's Agreement for equityholders (incorporated herein by reference to Exhibit 10.36 to the Issuer’s Form S-1/A filed on November 20, 2015).

Exhibit I	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Form S-1/A filed on January 18, 2017).

SIGNATURE

SPG GP, LLC

By:	/s/ Ian Snow	February 16, 2017
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group L.P.

By:	/s/ Ian Snow	February 16, 2017
Name:	Ian Snow	Date
Title:	Managing Member

SPG Co-Investment, L.P.

By:	/s/ Ian Snow	February 16, 2017
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group (B), L.P.

By:	/s/ Ian Snow	February 16, 2017
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group (Offshore), L.P.

By:	/s/ Ian Snow	February 16, 2017
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group (RPV), L.P.

By:	/s/ Ian Snow	February 16, 2017
Name:	Ian Snow	Date
Title:	Managing Member

Ian Snow

By:	/s/ Ian Snow	February 16, 2017
Name:	Ian Snow	Date

Snow Phipps Group, LLC

By:	/s/ Ian Snow	February 16, 2017
Name:	Ian Snow	Date
Title:	Managing Member

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of February 16, 2017, by and among the Reporting Persons.

Exhibit B	Amended and Restated Certificate of Incorporation of Laureate Education, Inc. (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form S-1/A filed on January 31, 2017).

Exhibit C
Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among the Issuer, Wengen, Wengen GP and its investors party thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit D
Amended and Restated Registration Rights Agreement, dated as of February 6, 2017, among the Issuer, Wengen GP, Wengen, and the other parties thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

Exhibit E	Certificate of Designations of Convertible Redeemable Preferred Stock, Series A of the Issuer (incorporated herein by reference to Exhibit 3.3 to the Issuer’s Form S-1/A filed on January 10, 2017).

Exhibit F
Form of Stockholders Agreement by and among the Issuer, Wengen and the investors party thereto (incorporated herein by reference to Exhibit 10.65 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit G
Form of Registration Rights Agreement by and among the Issuer, Wengen, Douglas L. Becker and the investors party thereto (incorporated herein by reference to Exhibit 10.64 to the Issuer’s Form S-1/A filed on December 15, 2016).

Exhibit H	Form of Management Stockholder's Agreement for equityholders (incorporated herein by reference to Exhibit 10.36 to the Issuer’s Form S-1/A filed on November 20, 2015).

Exhibit I	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Form S-1/A filed on January 18, 2017).